Exhibit 3.12

ELEVENTH AMENDMENT TO THE
RESTATED ARTICLES OF INCORPORATION
OF
HOME BANCSHARES, INC.

Pursuant to the Arkansas Business Corporation Act of 1987, as amended, Home BancShares, Inc. (the “Corporation”) does hereby adopt the following articles of amendment to its Restated Articles of Incorporation, dated March 12, 1999, as previously amended on October 23, 2003, March 9, 2005, April 18, 2005, May 9, 2007, January 9, 2009, January 13, 2009, April 18, 2013, April 21, 2016, April 18, 2019, and April 5, 2022:

1. The first sentence of the first paragraph of Article THIRD is hereby amended in its entirety to read as follows:

THIRD: The authorized capital stock (the “Capital Stock”) of this Corporation shall be 400,000,000 shares of voting common stock (the “Common Stock”) having a par value of $0.01 per share, and 5,500,000 shares of $0.01 par value preferred stock (the “Preferred Stock”).

EXECUTED this 17th day of April, 2025.

/Donna J. Townsell
Donna J. Townsell, Secretary